601 Lexington Avenue
New York, NY 10022
Sophia Hudson, P.C.	United States
To Call Writer Directly:		Facsimile:
+1 212 446 4750	+1 212 446 4800	+1 212 446 4900
sophia.hudson@kirkland.com
www.kirkland.com

October 8, 2021

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, NE
Washington, D.C. 20549
Attention:	Tracey Houser,
Brian Cascio,
Dillon Hagius,
Suzanne Hayes

Re:	Evotec S.E.
Amended Draft Registration Statement on Form F-1
Submitted September 22, 2021
CIK No. 0001412558

Dear Ms. Houser, Mr. Cascio, Mr. Hagius, and Ms. Hayes:

On behalf of our client, Evotec, S.E. (the “Company”), we set forth below the Company’s responses to the letter, dated October 5, 2021, containing the comments of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced Amended Draft Registration Statement on Form F-1 confidentially submitted by the Company on September 22, 2021.

In order to facilitate your review of our responses, we have restated each of the Staff’s comments in this letter, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the Staff’s comments immediately below the corresponding numbered comment.

In addition, the Company has revised the Registration Statement in response to the Staff’s comments and has filed a Registration Statement (the “Registration Statement”) concurrently with this letter, which reflects these revisions and clarifies certain other information. Page

Austin    Bay Area    Beijing    Boston    Brussels     Chicago    Dallas    Hong Kong    Houston    London    Los Angeles    Munich     Paris    Shanghai    Washington, D.C.

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

October 8, 2021

numbers in the text of the Company’s responses correspond to page numbers in the Registration Statement. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Prospectus Summary

Overview, page 1

1.

Staff’s comment: Given the indication in our call on September 16, 2021 that EVT Execute will continue to be your primary business for the foreseeable future, please revise to provide more emphasis on these operations, as opposed the the EVT Innovative operations.

Response: The Company respectfully acknowledges the Staff’s comment and has amended the disclosure on pages 1 and 97 of the Registration Statement to bring to the fore information about the Company’s EVOiR&D platform. The Company respectfully advises the Staff that the offerings and technologies discussed throughout the Prospectus Summary are employed across the entire business and contribute to revenues in both the EVT Execute segment and the EVT Innovate segment. To clarify the comment on the referenced call, for the foreseeable future, the Company expects to generate the substantial majority of its revenues from “fee for service” and “FTE-based” offerings, as opposed to milestones and royalties.

2.

Staff’s comment: We note your statement that you believe you are the only company among your competitors that offers chemistry, biology, transcriptomics, protomics and iPSC-based disease modeling with multimodality expertise across small molecules, biologics, antisense, cell and gene therapy, etc. Additionally, we note you have developed proprietary artificial intelligence and machine learning capabilities that facilitate industry- leading data generation, data analytics and efficacy prediction that result in differentiated scientific disease insights, operational efficiencies and technological capabilities. Please clarify if the services related to these capabilities relate to EVT Execute or EVT Innovate. To the extent they relate to EVT Innovate, please clarify that these services only account for 21% of your revenues.

Response: The Company respectfully acknowledges the Staff’s comment refers the Staff to the response to comment #1 above. The Company has also revised the disclosure on pages 2 and 98 to clarify that it generates revenue across both of its segments from the various offerings and technologies described in the Prospectus.

3.

Staff’s comment: We note your response to comment 1. Please revise your filing such that it is clear that the “industry knowledge” underlying your belief that you are the “only company among our identified competitors” is limited to assessments of information available on your competitor’s websites. We note disclosure to this effect was annexed to your September 21, 2021 correspondence, but this is not clear from the filing itself.

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

October 8, 2021

Response: The Company respectfully acknowledges the Staff’s comment and has amended the disclosure on pages 1 and 97 of the Registration Statement.

4.

Staff’s comment: Please provide the basis for your industry benchmarks of €75 million for discovery through IND and with respect to the time required to advance a product candidate through such phases of development.

Response: The Company acknowledges the Staff’s comment and respectfully advises that the benchmark data with respect to the cost to IND and time required to advance a product was derived from a report prepared for the Company by an independent consultant for marketing research relating to the drug development market and not specifically for inclusion in the Registration Statement. The Company respectfully advises the Staff that it takes full responsibility for this information.

Exscientia - Shared Economy through EVOeqity and EVOiR&D, page 122

5.

Staff’s comment: We note that the terms of the agreement provide for a scaled revenue sharing arrangement that provides 45% of the revenue if you exercise an option at the start of a phase 1a clinical trial and reduces down to 10% if you exercise an option at a later stage of the clinical development. Please clarify what your obligations are if you exercise an option. Are you expected to bear any of the development costs if you exercise an option?

Response: The Company respectfully acknowledges the Staff’s comment and has amended the disclosure on page 124 of the Registration Statement.

EVOequity, page 126

6.	Staff’s comment: Please revise the portfolio company table on page 127 with a larger font size. The text in the table is not legible.

Response: The Company respectfully acknowledges the Staff’s comment and has amended the disclosure on page 129 of the Registration Statement.

1. Basis of presentation, page F-7

7.	Staff’s comment: Please provide the disclosures required by IAS 10.17 for your interim financial statements.

Response: The Company respectfully acknowledges the Staff’s comment and has amended the disclosure on page F-7 of the Registration Statement.

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

October 8, 2021

(4) Segment information, page F-40

8.

Staff’s comment: As previously requested in comment 16, please tell us whether the CODM receives the other three measures of profit or loss previously included in the disclosure. Also provide us with a detailed explanation as to why one of the other three measures were not selected as the one profit measure to be included in the footnote disclosure. Refer to IFRS 8.26 for guidance.

Response: The Company acknowledges the Staff’s comment and respectfully advises that the CODM primarily receives revenues and adjusted EBITDA which is the measure of operating segments’ profit or loss. Additionally, the CODM package includes detail relating to other operations of the business on a consolidated basis and high level P&L information for the segments, but the CODM focuses on revenues and adjusted EBITDA as it is the appropriate measure of operating performance because adjusted EBITDA eliminates the impact of expenses that do not relate directly to the performance of the underlying business (such as depreciation, amortization, finance expenses and gains/ losses on investments, as these are generally non-cash items). Adjusted EBITDA performance is instrumental in determining the funding needs and performance of each of the segments. The Company has amended the disclosure on pages F-41 and F-42 of the Registration Statement to include only the measure of profit or loss monitored by the CODM.

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

October 8, 2021

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions regarding this matter, please contact the undersigned at (212) 446-4750 or by e-mail at sophia.hudson@kirkland.com.

Sincerely,

/s/ Sophia Hudson
Sophia Hudson, P.C.

VIA E-MAIL

cc:	Werner Lanthaler Enno Spillner Evotec S.E. Morgan Hill Kirkland & Ellis LLP Nathan Ajiashvili Alison Haggerty Latham & Watkins LLP